

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2017

Todd B. Schull
Executive Vice President and Chief Financial Officer
TTM Technologies, Inc.
1665 Scenic Avenue, Suite 250
Costa Mesa, CA 92626

> **Re: TTM Technologies, Inc.**
> **Form 10-K for the fiscal year ended January 2, 2017**
> **Filed February 24, 2017**
> **Form 8-K furnished August 2, 2017**
> **File No. 000-31285**

Dear Mr. Schull:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 2, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

1. We note your reference, both in your risk factor disclosures and on your earnings calls, to the impact of capacity utilization rates on your financial condition and results of operations. To the extent that utilization rates is a key performance indicator use in managing your business, please include a discussion of this measure along with comparative period amounts or explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350.

Notes to the Consolidated Financial Statements

Note 12. Fair Value Measures, page 98

2. We note your reference to $13.5 million of derivative transaction gains included in fiscal 2016 earnings as well as amounts related to cash flow hedges reflected in other comprehensive

income.   Please tell us the extent to which you continue to use derivative financial instruments for risk management purposes and if material, revise to include the disclosures required by ASC 815-10-50.

Note 18. Segment Information, page 106

3.   We note that your PCB reportable segment is comprised of multiple, aggregated operating segments. Please tell us the operating segments that are aggregated into the PCB reportable segment and explain how you applied the guidance in ASC 280-10-50-11(a) to (e) when determining that these various operating segments qualified for aggregation into one reportable segment. If there are any differences in your operating segments, tell us why you determined that disaggregation was not warranted.

Form 8-K furnished August 2, 2017

Business Outlook

4.   Please revise to include a quantitative reconciliation of your non-GAAP guidance measures to the most directly comparable GAAP measure, or include a statement that such reconciliation is not practicable without unreasonable effort. Refer to guidance in Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance Disclosure and Interpretations issued May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572, or me at (202) 551-3449 with any questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services

cc: Tony Sanchez, Corporate Controller